May 12, 2017

Via EDGAR

Melissa Rocha
Senior Asst. Chief Accountant
Office of Manufacturing & Construction
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Republic Services, Inc. (the Company)
Form 10-K for the year ended December 31, 2016
Filed February 17, 2017
File No. 1-14267

Dear Ms. Rocha:

This is in response to the comments in your letter dated May 4, 2017 regarding the above-referenced filing. For your convenience, we include both your comments and the Company’s response below.

Comment

Form 10-K for the year ended December 31, 2016

Critical Accounting Judgments and Estimates, page 53

Goodwill recoverability, page 59

1. You disclose that you assign assets and liabilities from your corporate operating segment to your three reporting units. Please explain how this is consistent with your disclosures elsewhere in the filing which indicate that you have two reporting units.

Company Response to Comment 1

1. Page 59 of our 2016 Form 10-K stated that we assign assets and liabilities from our corporate operating segment to our “three” reporting units.  The reference to “three” was incorrect and should have referred to our two segments and reporting units defined as Group 1 and Group 2. We note that page 78 of our Notes to Consolidated Financial

Statements “Goodwill and Other Intangible Assets” correctly refers to our two segments and reporting units.

Comment 2

Notes to the Consolidated Financial Statements

14. Segment Reporting, page 108

2. We note that you realigned your field support functions by combining your three regions into two field groups. And, following your restructuring, your senior management now evaluates, oversees and manages the financial performance of your operations through two field groups, referred to as Group 1 and Group 2. We have the following comments:

•	Please tell us the title and describe the roll of your CODM and each of the individuals who report to your CODM.

•	Identify and describe the roll of each of your segment managers.

•
Tell us how often the CODM meets with their direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings and who else attends those meetings.

•	Tell us who is responsible for Group 1 and Group 2 and the title and role of the person this individual reports to within your organization.

•
We note your disclosure that certain regions make up your Groups which are your reporting units. Please identify your operating segments. To the extent that your operating segments are aggregated into your reportable segments, please explain the factors you considered in the aggregation and how aggregating complies with ASC 280-10-50.

Company Response to Comment 2

1.
The title and role of our Chief Operating Decision Maker (CODM) is our President and Chief Executive Officer (CEO).  Our CEO not only provides the strategic direction and business plan of the Company but also performs a number of other functions including but not limited to allocating resources to and assessing the performance of our operating segments:  Group 1 and Group 2.  Reporting directly to our CEO are the following:

a.
Executive Vice President Operations (EVP Ops) Group 1 - Our EVP Ops Group 1 executes the business plan of the CEO as it relates to Group 1 and also performs a number of other managerial functions including but not limited to allocating resources to and assessing the performance of the operations in Group 1, ensuring superior service delivery and achieving financial and operational results associated with the operations in Group 1.

b.
Executive Vice President Operations (EVP Ops) Group 2 - Our EVP Ops Group 2 executes the business plan of the CEO as it relates to Group 2 and also performs a number of other managerial functions including but not limited to allocating resources to and assessing the performance of the operations in Group 2, ensuring superior service delivery and achieving financial and operational results associated with the operations in Group 2.

c.
Executive Vice President, Chief Administrative Officer - Our EVP, Chief Administrative Officer is responsible for building talent to support our growth initiatives and oversees our human resources, benefits and compensation, learning and talent development, procurement, communications and corporate security functions.

d.	Executive Vice President, Chief Customer Officer - Our EVP, Chief Customer Officer is responsible for leading our sales and customer service functions.

e.	Executive Vice President, Chief Development Officer - Our EVP, Chief Development Officer is responsible for maximizing our external growth opportunities through business expansion.

f.
Executive Vice President, Chief Financial Officer - Our EVP, Chief Financial Officer is responsible for managing our enterprise risk, enhancing our internal control environment and maximizing shareholder value as well as being our Principal Financial Officer.

g.
Executive Vice President, Chief Legal Officer - Our EVP, Chief Legal Officer, who is also our Chief Ethics and Compliance Officer and Corporate Secretary, is responsible for overseeing our legal, compliance and corporate governance affairs and helping ensure the Company upholds the highest ethical standards for our customers, employees and shareholders.

h.	Executive Vice President, Chief Marketing Officer - Our EVP, Chief Marketing Officer is responsible for strengthening the Republic Services brand across the markets in which we operate.

i.
Executive Vice President, Chief Transformation Officer - Our EVP, Chief Transformation Officer is responsible for the continuous improvement of our business operations through change management, strategic planning, organizational effectiveness and business integration as well as driving innovation and efficiencies through technology.

j.
Executive Vice President, Operations Support - Our EVP, Operations Support is responsible for embedding standardized processes with rigorous controls and tracking into our collection, post-collection, fleet, safety, digital platform and environmental management operations.

k.	Executive Assistant to CEO - Our Executive Assistant to the CEO provides administrative support services to our CEO.

2. Our EVP Ops for Group 1 and Group 2 are our segment managers. Their roles are described above.

3. Our CEO meets with his direct reports numerous times weekly and monthly both formally and informally.  Financial results are typically reviewed once monthly by corporate and Group level leadership.  The monthly financial reviews include the EVP Ops for Group 1 and Group 2 and their respective Vice President Finance Support for Group 1 and Group 2, Senior Vice President Finance Support, Vice President Investor Relations and our functional EVP leadership team noted previously. The following is a list of the primary financial information provided in advance, presented and discussed in the financial review:

a.	Consolidated operating performance measures as compared to budget and prior year.

b.	Safety performance including frequency and severity discussed by Group 1 and Group 2 leadership, as applicable.

c.
Consolidated revenue and operating income bridges as compared to the prior year, as well as any significant transactions, events or adjustments discussed by Group 1 and Group 2 leadership, as applicable.

d.	Consolidated expense categories as a percentage of revenue and related adjusted EBITDA margin.

e.	Changes in pricing, volumes, commodity pricing for sale of materials, fuel, labor costs, and fleet maintenance expense discussed by Group 1 and Group 2 leadership, as applicable.
The emphasis of these reviews is to evaluate financial and operating results at a consolidated and Group level, following which action items are executed throughout the organization based on our CEO’s direction.

4. Our EVP Ops for Group 1 (Timothy Stuart) and Group 2 (Jon Vander Ark) are our segment managers and report directly to our CEO. The role of our CEO is described above.

5. Our operating segments are Group 1 and Group 2.  Our operating segments are not aggregated into reporting segments.

We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call me at 480-627-2877.

Very truly yours,

/s/ Charles F. Serianni

Charles F. Serianni
Executive Vice President, Chief Financial Officer